Exhibit 99.1

HomesToLife Delivers 36% Increase in Q1 2026 Net Profit to

$3.2 Million on Export Growth and Stronger Margins

SINGAPORE, May 29, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced its unaudited financial results for the quarter ended March 31, 2026 (“Q1 2026”).

Key Financial Highlights

	Q1 2025	Q1 2026	Change
	US$’000	US$’000	(%)
Net revenue	79,486	92,530	16%
Export	74,488	87,132	17%
Retail	1,442	2,484	72%
Leather	3,556	2,914	(18)%
By geographical	79,486	92,530	16%
Asia Pacific	23,030	22,666	(2)%
Europe	45,790	57,731	26%
North America	10,666	12,133	14%
Gross profit	20,056	26,859	34%
Gross margin (%)	25.2%	29.0%	3.8 pp
Operating expenses	17,938	22,009	23%
Selling expenses	13,190	17,376	32%
General and Administrative	4,412	4,356	(1)%
Listing expenses	336	277	(18)%
Income from operations	2,117	4,850	129%
Net income	2,381	3,243	36%

Earnings per share (Basic and diluted)	0.027	0.036	36%

Financial results for the quarter ended March 31, 2025 (“Q1 2025”) and Q1 2026, unless otherwise stated, reflect the inclusion of HTL Marketing Pte. Ltd. (“HTL Marketing”) because of the acquisition of 100% of equity interests in HTL Marketing completed on May 19, 2025.

Q1 2026 Performance

The Company reported net revenue of $92.5 million in Q1 2026, a 16% increase from $79.5 million in Q1 2025. Growth was primarily driven by a $12.6 million increase in export sales. By region, the net revenue from Europe and North America increased by 26% and 14% respectively, partially offset by a slight decline of 2% in Asia Pacific. Retail sales contributed the increase of $1.0 million in Q1 2026, attributable to the expansion of the retail stores and retail sales growth in Korea.

Gross profit rose 34% to $26.9 million, with gross margin expanding 3.8 percentage points to 29.0%, supported by a more favourable sales mix. Operating expenses increased by $4.1 million mainly due to higher selling expenses in line with increased sales volume, as well as rising shipping and trucking costs.

Income from operations increased by 129% from $2.1 million in Q1 2025 to $4.9 million in Q1 2026. The Company recorded a foreign exchange loss of $1.0 million in Q1 2026, compared to a gain of $1.2 million in Q1 2025, primarily due the strengthening of the Chinese Renminbi against the US Dollar.

Net income rose 36% from Q1 2025 to $3.2 million in Q1 2026, with earnings per share at $0.036 in Q1 2026.

Financial Position

Cash flow from operating activities improved to an inflow of $2.0 million in Q1 2026, compared to an outflow of $1.1 million in the same period last year. Net cash used in investing and financing activities amounted to $0.01 million and $2.4 million, respectively.

As of March 31, 2026, the Company maintained a strong liquidity position, with cash and cash equivalents of $26.6 million and total short-term borrowings of $3.7 million.

Outlook

HomesToLife expects to remain well supported by its strong balance sheet and plans to continue to exercise disciplined capital allocation to ensure it is well positioned to capture future growth opportunities.

The Company projects FY2026 revenue to be in the range of $400 million to $420 million, underpinned by sustained strength in the export market, barring unforeseen circumstances.

The Company intends to continue to monitor geopolitical developments in the Middle East. While there has been no material impact on the Company’s financial performance, the Company expects to  remain attentive to potential secondary effects, including volatility in global energy prices, supply chain disruptions, and fluctuations in raw material costs and currency markets. The Company’s guidance reflects current market conditions, and the Company plans to provide updates as appropriate should conditions evolve.

“Our strong performance despite ongoing geopolitical developments reflects the resilience of our business and the benefits of our geographically diversified operations,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife. “We will remain vigilant in observing ongoing developments and respond with agility, while continuing to pursue new growth opportunities and deepen presence in our key markets.”

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company with three core divisions: (i) consumer retail division with direct operations in Singapore and Korea, (ii) export division for supplying furniture to retail partners worldwide, and (iii) leather trading division.

Leveraging more than 50 years of heritage built by its founders, HTLM combines retail, distribution and sourcing, supported by a diversified manufacturing network across China, Vietnam and India.

In May 2025, HTLM strengthened its design, product development and merchandising function through the acquisition of HTL Marketing.

HTLM is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and its subsidiaries. Forward-looking statements can be identified by the words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Jass Lim/Enya Rodrigues

HomesToLife@edelmansmithfield.com

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	December 31, 2025	March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	$27,276,091	$26,630,923
Accounts receivables, net (including receivable from related parties of $5,763,509 and nil as of December 31, 2025 and March 31, 2026, respectively)	76,010,709	65,017,746
Inventories, net	9,599,490	10,860,302
Amounts due from related parties	7,026,092	3,324,798
Deposit, prepayments and other receivables	5,853,470	9,432,921
Total current assets	125,765,852	115,266,690

Non-current assets:
Property, plant and equipment, net	4,354,206	4,161,787
Right-of-use assets, net	7,363,312	7,173,460
Investments in equity securities	-	1,000,000
Other non-current assets	1,000,000	-
Deferred tax asset, net	673,416	683,542
Total non-current assets	13,390,934	13,018,789

TOTAL ASSETS	$139,156,786	$128,285,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,475,242	$3,811,953
Accounts payable, related parties	74,890,989	65,541,579
Customer deposits	1,195,989	1,397,090
Accrued liabilities and other payables	6,065,126	8,325,239
Short-term borrowings	10,389,094	3,666,845
Lease liabilities, current	1,924,657	2,180,557
Warranty liabilities	2,188,814	2,046,420
Derivatives financial instruments	74,765	44,250
Income tax payable	4,156,085	4,967,603
Total current liabilities	105,360,761	91,981,536

Long-term liabilities:
Provision for reinstatement cost	382,112	376,996
Lease liabilities	5,572,603	5,124,982
Total long-term liabilities	5,954,715	5,501,978

TOTAL LIABILITIES	111,315,476	97,483,514

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 500,000,000 shares authorized,89,687,500 and 89,687,500 shares issued and outstanding as of December 31, 2025 and March 31, 2026	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,111,193)	(12,393,912)
Retained earnings	2,764,110	6,007,484
Total shareholders’ equity	27,841,310	30,801,965

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,156,786	$128,285,479

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the three months ended March 31,
	2025	2026

Revenues, net	$79,486,220	$92,530,240
From third parties	75,072,914	89,278,472
From related parties	4,413,306	3,251,768
Cost of goods sold	(59,430,588)	(65,671,202)

Gross profit	20,055,632	26,859,038

Operating expenses:
Sales and distribution expenses	(13,190,446)	(17,375,828)
General and administrative expenses	(4,411,766)	(4,355,608)
Listing expenses	(336,180)	(277,068)
Total operating expenses	(17,938,392)	(22,008,504)

Income from operations	2,117,240	4,850,534

Other income (expense):
Interest expense	(277,998)	(140,628)
Interest income	14,091	14,092
Government subsidies	15,114	15,530
Foreign exchange gain (loss), net	1,217,045	(992,186)
Scrap sofa sale income	110,727	94,747
Change in fair value of derivatives financial instruments	(434,696)	30,515
Sundry income	285,199	251,380
Total other income (expense), net	929,482	(726,550)

Income before income taxes	3,046,722	4,123,984

Income tax expense	(666,002)	(880,610)

NET INCOME	$2,380,720	$3,243,374

Other comprehensive income (loss):
– Foreign currency translation adjustments	775,466	(282,719)

COMPREHENSIVE INCOME	$3,156,186	$2,960,655

Weighted average number of ordinary shares:
Basic and diluted *	89,687,500	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.027	$0.036

* The share amounts and per share data are presented on a retroactive basis, to reflect the effect of the completion of the acquisition of HTL Marketing on May 19, 2025, which is accounted for as a common control acquisition.

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME – SEGMENT REPORTING

(Currency expressed in United States Dollars (“US$”), except for number of shares

	For the three months ended March 31, 2025
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$1,442,092	$73,513,401	$117,421	$-	$75,072,914
From related parties	-	974,935	3,438,371	-	4,413,306
	1,442,092	74,488,336	3,555,792	-	79,486,220
Cost of goods sold	(584,869)	(55,407,245)	(3,438,474)	-	(59,430,588)

Gross profit	857,223	19,081,091	117,318	-	20,055,632

Operating expenses:
Sales and distribution expenses	(753,948)	(12,391,007)	(45,491)	-	(13,190,446)
General and administrative expenses	(427,893)	(3,973,333)	(1,502)	(9,038)	(4,411,766)
Listing expenses	-	-	-	(336,180)	(336,180)
Total operating expenses	(1,181,841)	(16,364,340)	(46,993)	(345,218)	(17,938,392)

Operating (loss) income	(324,618)	2,716,751	70,325	(345,218)	2,117,240

Other income (expenses):
Interest expense	(61,306)	(139,674)	(77,018)	-	(277,998)
Interest income	56	13,983	52	-	14,091
Government subsidies	10,464	4,650	-	-	15,114
Foreign exchange (loss) gain, net	(2,389)	1,212,673	6,031	730	1,217,045
Scrap sofa sale income	-	110,727	-	-	110,727
Change in fair value of derivatives financial instruments	-	(434,696)	-	-	(434,696)
Sundry income (expense)	277	(611)	7	285,526	285,199
Total other income (expenses), net	(52,898)	767,052	(70,928)	286,256	929,482

Income (loss) before income taxes	(377,516)	3,483,803	(603)	(58,962)	3,046,722
Income tax expense	-	(666,105)	103	-	(666,002)

Segment income (loss)	$(377,516)	$2,817,698	$(500)	$(58,962)	$2,380,720

	For the three months ended March 31, 2026
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$2,483,924	$86,794,548	$-	$-	$89,278,472
From related parties	-	338,099	2,913,669	-	3,251,768
	2,483,924	87,132,647	2,913,669	-	92,530,240
Cost of goods sold	(879,645)	(62,072,983)	(2,718,574)	-	(65,671,202)

Gross profit	1,604,279	25,059,664	195,095	-	26,859,038

Operating expenses:
Sales and distribution expenses	(1,679,658)	(15,688,646)	(7,524)	-	(17,375,828)
General and administrative expenses	(280,996)	(4,045,643)	(1,049)	(27,920)	(4,355,608)
Listing expenses	-	-	-	(277,068)	(277,068)
Total operating expenses	(1,960,654)	(19,734,289)	(8,573)	(304,988)	(22,008,504)

Operating income (loss)	(356,375)	5,325,375	186,522	(304,988)	4,850,534

Other income (expenses):
Interest expense	(78,034)	(17,092)	(45,502)	-	(140,628)
Interest income	263	13,658	171	-	14,092
Government subsidies	12,480	3,050	-	-	15,530
Foreign exchange gain (loss), net	4,299	(1,123,612)	127,041	86	(992,186)
Scrap sofa sale income	-	94,747	-	-	94,747
Change in fair value of derivatives financial instruments	-	30,515	-	-	30,515
Sundry income (expense)	(1,083)	(14,413)	-	266,876	251,380
Total other income (expenses), net	(62,075)	(1,013,147)	81,710	266,962	(726,550)

Income (loss) before income taxes	(418,450)	4,312,228	268,232	(38,026)	4,123,984
Income tax expense	-	(835,011)	(45,599)	-	(880,610)

Segment income (loss)	$(418,450)	$3,477,217	$222,633	$(38,026)	$3,243,374

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three months ended March 31,
	2025	2026

Net cash provided by /(used in) operating activities	$(1,078,832)	$2,009,352
Net cash used in investing activities	(349,807)	(13,288)
Net cash used in financing activities	(191,596)	(2,420,955)
Effect on exchange rate change on cash and cash equivalents	557,598	(220,277)
	(1,062,637)	(645,168)
BEGINNING OF PERIOD	24,860,621	27,276,091

END OF PERIOD	$23,797,984	$26,630,923

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